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                                [PHFG Letterhead]

                          IMMEDIATE ATTENTION REQUIRED

                                                                 October 3, 1996

                    Re: Direction Concerning Tender of Shares

To:      Certain Participants in the Thrift Incentive Plan and
         Profit Sharing Employee Stock Ownership Plan of Peoples Heritage Financial Group, Inc.

     As a participant in the Peoples Heritage Financial Group, Inc. Thrift Incentive Plan ("TIP) and/or Profit Sharing Employee Stock Ownership Plan ("ESOP"), you have already received materials in connection with the pending offer by the Company to purchase for cash up to 2,500,000 shares of its common stock, par value $.01 per share (including the associated Preferred Stock Purchase Rights, the "Shares") at a price not greater than $24.00 nor less than $21.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 1996 (the "Offer").

     This letter is to inform you that the Company has revised the Offer to provide that participants in the TIP and the ESOP may participate in the Offer as Odd Lot Owners (as defined under "The Offer - Tenders by Owners of Fewer than 100 Shares" in the Offer to Purchase) if they beneficially own less than 100 Shares after taking into account all Shares held pursuant to the ESOP and the TIP and any Shares beneficially owned apart from such plans. If more than 2,500,000 Shares are tendered, Odd Lot Owners' Shares will be accepted first for payment by the Company without proration and all Shares held by those who are not Odd Lot Owners will be accepted for payment on a pro rata basis. If you tender as an Odd Lot Owner, you must tender all Shares beneficially owned through the ESOP and the TIP by completing the appropriate Direction Forms previously sent to you, as well as tender all other Shares beneficially owned by you by returning a validly completed Letter of Transmittal.

     If you have tendered, or intend to tender, Shares held in the ESOP and/or the TIP in the Offer and you beneficially owned less than 100 Shares, inclusive of all Shares beneficially owned through the plans and otherwise, as of the close of business on September 9, 1996, and continue to beneficially own less than 100 Shares, please contact Morrow & Co., Inc., the Information Agent for the Offer, at 1-800-662-5200. This will ensure that you are treated as an Odd Lot Owner if you tender all Shares beneficially owned by you by the Expiration Date. As indicated in the Offer to Purchase, the Expiration Date is 5:00 p.m., New York City time, on Monday, October 7, 1996.

                                           Sincerely,


                                           William J. Ryan
                                           Chairman, President and
                                            Chief Executive Officer